UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-05911

SPARTECH CORPORATION

(Exact name of registrant as specified in its charter)

120 S. Central Avenue, Suite 1700

Clayton, Missouri 63105

(314) 721-4242

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.75 par value

Series Z Preferred Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, PolyOne Designed Structures and Solutions LLC, as successor by merger to Spartech Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PolyOne Designed Structures and Solutions LLC (as successor by merger to Spartech Corporation)

Date: March 25, 2013	By:	/s/ Woodrow W. Ban
Name: Woodrow W. Ban
Title: Secretary